1/12





09045104

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Century Energy Ltd

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34757 FISCAL YEAR 8-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 1/13/09

-34757

CENTURY ENERGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008

DAVIDSON & COMPANY LLP Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Century Energy Ltd.

We have audited the consolidated balance sheets of Century Energy Ltd. as at August 31, 2008 and 2007 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada | Chartered Accountants

December 17, 2008


NEXIA
INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

-34757

CENTURY ENERGY LTD.
CONSOLIDATED BALANCE SHEETS
AS AT AUGUST 31

	2008	2007
ASSETS		
Current		
Cash	$ 44,608	$ 187,583
Receivables	19,228	10,717
	63,836	198,300
Oil and gas properties (Note 3)	150,000	-
	$ 213,836	$ 198,300
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 141,538	$ 42,642
Shareholders' equity		
Capital stock (Note 4)	6,656,537	6,379,910
Contributed surplus (Note 4)	268,159	130,267
Deficit	(6,852,398)	(6,354,519)
	72,298	155,658
	$ 213,836	$ 198,300

Nature and continuance of operations (Note 1)
Subsequent events (Note 11)

On behalf of the Board:

"Jimmy McCarroll" Director *"Cory Kent"* Director

The accompanying notes are an integral part of these consolidated financial statements.

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CENTURY ENERGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED AUGUST 31

	2008	2007
REVENUE		
Oil and gas revenue, net of royalties	$ 1,833	$ 1,107
DIRECT COSTS		
Production costs	76	12,860
	1,757	(11,753)
EXPENSES		
Consulting fees	81,080	33,935
Dry hole cost	112,908	-
Foreign exchange loss	11,798	26,864
Interest and penalties	46,087	-
Management fees	30,000	30,000
Office and miscellaneous	7,527	5,224
Professional fees	90,759	80,951
Regulatory and transfer agent fees	18,091	16,361
Rent	6,057	6,728
Shareholder information and investor relations	5,250	1,822
Stock-based compensation	126,627	16,733
Telephone	1,595	1,878
Travel and promotion	22,853	20,288
	560,632	240,784
Loss before income taxes	(558,875)	(252,537)
Future income tax recovery (Note 9)	60,996	160,194
Loss for the year	(497,879)	(92,343)
Deficit, beginning of year	(6,354,519)	(6,262,176)
Deficit, end of year	$ (6,852,398)	$ (6,354,519)
Basic and diluted loss per common share	$ (0.02)	$ (0.01)
Weighted average number of common shares outstanding	22,434,271	18,794,629

The accompanying notes are an integral part of these consolidated financial statements.

CENTURY ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED AUGUST 31

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	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (497,879)	$ (92,343)
Items not involving cash:		
Stock-based compensation	126,627	16,733
Future income tax recovery	(60,996)	(160,194)
Changes in non-cash working capital items:		
Increase in receivables	(8,511)	(5,324)
Increase (decrease) in accounts payable and accrued liabilities	98,896	(31)
Increase (decrease) in due to related parties	-	(18,278)
Net cash used in operating activities	(341,863)	(259,437)
CASH FLOWS FROM INVESTING ACTIVITIES		
Oil and gas property expenditures	(150,000)	-
Net cash used in investing activities	(150,000)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of capital stock, net of finders' fees and issuance costs	348,888	415,233
Net cash provided by financing activities	348,888	415,233
Change in cash during the year	(142,975)	155,796
Cash, beginning of year	187,583	31,787
Cash, end of year	$ 44,608	$ 187,583

Supplemental disclosure with respect to cash flows (Note 6)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring and developing oil and gas properties.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	2008	2007
Deficit	$ (6,852,398))	$ (6,354,519)
Working capital (deficiency)	(77,702)	155,658

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Topper Resources, USA, Inc. Significant inter-company transactions have been eliminated upon consolidation.

Revenue recognition

Oil and natural gas sales are recognized when the commodities are delivered to purchasers and collection is reasonably assured.

Foreign currency translation

Financial statements of the Company's foreign subsidiary are translated using the temporal method whereby all monetary assets and liabilities are translated into Canadian dollar equivalents at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates which approximate those in effect on transactions dates. Gains and losses arising from translation are included in earnings.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Oil and gas properties

The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

Costs relating to properties which management considers to be unproved are initially held outside the cost centers. Costs held outside cost centers are evaluated periodically for impairment. When a decision to develop these properties has been taken, or there is evidence of impairment, the related costs are transferred to the relevant cost centre.

For each cost centre, the Company calculates a "cost ceiling" which limits the net book value of capitalized costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Stock-based compensation

The Company uses the fair value based method to recognize compensation costs for the granting of all stock options and direct awards of stock using the Black-Scholes option pricing model. Any consideration paid on the exercise of stock options is credited to capital stock.

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Flow-through shares

Canadian tax legislation permits a company to issue flow-through share whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather that the Company. Recording these expenditures for accounting purposes gives rise to taxable temporary differences.

Emerging Issues Committee 146 "Flow-Through Shares" requires that, when flow-through expenditures are renounced, a portion of the future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, be recognized as a recovery of income taxes in the statement of operations.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the years presented, this calculation proved to be anti-dilutive.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

Change in accounting policy

Financial instruments

Effective September 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook Section 1530 "Comprehensive Income" ("Section 1530"), Section 3251 "Equity", Section 3855 "Financial Instruments – Recognition and Measurement" ("Section 3855"), Section 3861 "Financial Instruments – Disclosure and Presentation" and Section 3865 "Hedges". These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Change in accounting policy (cont'd...)

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its cash as held-for-trading. Receivables are classified as loans and receivables. Accounts payable and accrued liabilities are classified as other financial liabilities, all of which are measured at amortized cost. The Company has maintained its policy not to use hedge accounting. Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability. As a result of the application of Section 3855, there was no effect on the Company's deficit position as at September 1, 2007.

Future accounting changes

Effective September 1, 2008, the Company will adopt new CICA standards relating to capital disclosures and financial instruments disclosure and presentation, and, effective September 1, 2009, a standard relating to goodwill and intangible assets. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

Capital Disclosures (Section 1535)
This standard establishes standards for the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements and (iv) if it has not complied, the consequences of such non-compliance.

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2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Future accounting changes (cont'd...)

Financial Instruments – Disclosures (Section 3862) and Financial Instruments – Presentation (Section 3863)
These two standards replace the current standard *"Financial Instruments –Disclosure and Presentation" (Section 3861)*, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new Sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Goodwill and Intangible Assets (Section 3064)
This new standard replaces the current standard for goodwill and intangible assets, *Section 3062*, and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred.

In addition to the above new accounting pronouncements the Canadian Accounting Standards Board ("AcSB") in 2006 published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards ("IFRS") over a five-year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-accountable enterprises to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of August 31, 2012 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition of IFRS cannot be reasonably estimated at this time.

3. OIL AND GAS PROPERTIES

Hull Dome Property, Liberty County, Texas USA

On November 1, 2005 the Company sold its 40% interest in the Hull Dome property with a carrying value of $85,629 for net proceeds of $159,405 (USD$134,838). The Company retained a 0.004% net revenue interest in the property.

Bakken Property, Southern Saskatchwan

During the year ended August 31, 2008, the Company acquired a 100% interested in certain oil and gas leases in the Bakken oil formation in Southern Saskatchewan. In consideration for the leases, the Company paid cash consideration of $150,000. The vendor retains a 3% royalty interest on the monthly production from wells drilled on the leases.

Kneller Prospect, Edmonton, Alberta

During the year ended August 31, 2008, the Company entered into a participation agreement with Ravenwood Energy Corp. ("Ravenwood") to acquire a 25% interest in Ravenwood's Kneller Prospect. The initial well was unsuccessful; however, the Company, with its joint venture partner retained an interest in the leases.

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS

a) Authorized capital stock: Unlimited number of common shares.

b) Common shares issued and outstanding:

	Number of Shares		Capital Stock		Contributed Surplus
Balance, August 31, 2006	15,552,081	$	6,043,828	$	109,577
Private placements	4,605,000		460,500		-
Finders' fees	-		(36,050)		-
Share issuance costs	-		(9,217)		-
Settlement of debt	850,000		85,000		-
Stock-based compensation	-		-		16,733
Agents' warrants	-		(3,957)		3,957
Tax benefit renounced to flow-through share subscribed	-		(160,194)		-
Balance, August 31, 2007	21,007,081		6,379,910		130,267
Private placements	3,755,314		396,381		-
Share issuance costs	-		(47,493)		-
Stock-based compensation	-		-		126,627
Agents' warrants	-		(11,265)		11,265
Tax benefit renounced to flow-through share subscribed	-		(60,996)		-
Balance, August 31, 2008	24,762,395	$	6,656,537	$	268,159

On December 18, 2007, the Company completed a non-brokered private placement consisting of 710,000 units at a price of $0.10 per unit for gross proceeds of $71,000. Each unit consists of one common shares and on share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.20 per share until December 17, 2008. The Company also completed a private placement of 960,000 flow-through common shares at a price of $0.10 per share for gross proceeds of $96,000. The Company paid a total of $9,100 in cash as finders' fees in connection with the offerings.

On July 21, 2008, the Company close the first tranche of a non-brokered private placement consisting of 1,809,092 units at a price of $0.11 for gross proceeds of $199,000. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.18 per share for a period of 24 months from the date of issuance. The Company paid finders' fees of $12,880. In connection with the private placement, 83,000 finders' warrants were issued, exercisable at a price of $0.18 per share, for a period of two years. The fair value of the finders' warrants, being $8,844, was determined using the Black-Scholes option pricing model with a volatility of 96.14%, risk free rate of 3.36%, expected life of two years and a dividend rate of 0%.

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

During fiscal year 2008, the Company closed the second tranche of a non-brokered private placement consisting of 276,190 units at a price of $0.11 per unit for gross proceeds of $30,381. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to acquire on share of the Company at a price of $0.18 for a period of 24 months from the date of issuance. In connection with the private placement, the Company paid cash of $6,076 and issued 28,190 warrants as finders' fees. The warrants are exercisable at a price of $0.18 per share, for a period of two years. The fair value of the finders' warrants, being $2,421, was determined using the Black-Scholes option pricing model with a volatility of 95.79%, risk free rate of 3.11%, expected life of two years and a dividend rate of 0%.

On January 10, 2007, the Company issued 3,205,000 flow-through units at a price of $0.10 per unit pursuant to a non-brokered private placement. Each flow-through unit consisted of one flow-through common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of one year at a price of $0.20 (expired). Finders' fees included the Company paying $24,050, and issuing 73,000 agents' warrants, each exercisable into one common share of the Company at a price of $0.20 per share for a period of one year (expired).

On March 27, 2007, the Company issued 1,400,000 flow-through common units at a price of $0.10 per unit pursuant to a non-brokered private placement. Each flow-through unit consisted of one flow-through common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of one year at a price of $0.20 (expired). Finders fees included the Company paying $12,000 and issuing 120,000 agents' warrants, each exercisable into one common share of the Company at a price of $0.20 per share for a period of one year (expired).

On April 4, 2007, the Company issued 850,000 common shares at a price of $0.10 per share to settle debt totaling $85,000 (Note 6).

5. STOCK OPTIONS AND WARRANTS

Stock options

The Company has a stock option plan under which it is authorized to grant options to directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price, minimum price, or a discounted price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years and are subject to vesting provisions as determined by the board of directors of the Company.

As at August 31, 2008, the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date	Exercisable
649,284	$ 0.10	December 22, 2009	649,284
1,035,427	0.20	July 23, 2012	862,857
386,000	0.20	June 10, 2013	64,332

5. STOCK OPTIONS AND WARRANTS (cont'd...)

Stock options (cont'd...)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, August 31, 2005 and 2006	1,065,284	$ 0.10
Options granted	1,035,427	0.20
Balance, August 31, 2007	2,100,711	$ 0.15
Options granted	386,000	0.20
Options expired	(416,000)	0.10
Balance, August 31, 2008	2,070,711	$ 0.16
Number of options currently exercisable	1,576,473	$ 0.16

Stock-based compensation

During the year ended August 31, 2008, the Company granted options to acquire 386,000 common shares with a weighted average fair value of $0.16 per share, of which 64,333 vested during the year, resulting in stock-based compensation expense under the Black-Sholes option pricing model of $10,293. During fiscal 2007, the Company granted options to acquire 1,035,427 common shares with a weighted average fair value of $0.14 per share, of which 690,285 vested during the current year resulting in stock-based compensation expense under the Black-Scholes option pricing model of $116,334.

The following weighted average assumptions were used for the valuation of stock options and finders' warrants granted during the year:

	2008	2007
Risk-free interest rate	3.52%	4.60%
Expected life of options	4.33 years	5 years
Annualized volatility	95%	117%
Dividend rate	0.00%	0.00%

5. STOCK OPTIONS AND WARRANTS (cont'd…)

Warrants

At August 31, 2008, the Company had outstanding share purchase warrants, enabling holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
710,000	$ 0.20	December 17, 2008 (subsequently expired)
1,892,092	0.18	July 17, 2010
304,380	0.18	August 11, 2010

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of warrants		Weighted Average Exercise Price
Balance, August 31, 2006	8,101,000	$	0.20
Warrants issued	4,798,000		0.20
Warrants expired	(8,101,000)		0.20
Balance, August 31, 2007	4,798,000		0.20
Warrants issued	2,906,472		0.18
Warrants expired	(3,487,000)		0.20
Balance, August 31, 2008	2,906,472	$	0.19
Number of warrants currently exercisable	2,906,472	$	0.19

6. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

		2008		2007
Cash paid during the year for income taxes	$	-	$	-
Cash paid during the year for interest		-		-

The significant non-cash transactions during the year ended August 31, 2008 included:

a) The Company granting 111,190 finders' warrants in connection with a private placement, which were valued at $11,265 and included in contributed surplus.

b) The renunciation of $234, 600 to subscribers of 2,360,000 flow-through shares.

6. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd...)

The significant non-cash transactions during the year ended August 31, 2007 included:

a) The issuance of 850,000 common shares at a value of $85,000 for the settlement of debt (Note 5).

b) The Company recognized compensation expenses of $3,957 for agents' warrants granted in connection with the private placements.

c) The renunciation of $160,194 to subscribers of 4,605,000 flow-through shares.

7. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $30,000 (2007 - $30,000) to a company controlled by a director.

b) Paid or accrued legal fees of $56,942 (2006 - $48,066) to a law firm in which a director is an employee of the firm.

c) Included in accounts payable as at August 31, 2008 is $6,330 (2007 - $Nil) due to a Company controlled by a director of the Company and an officer of the Company. The amounts are non-interest bearing unsecured and have no fixed terms of repayment.

d) During the year end August 31, 2007, the Company issued 850,000 common shares to settle debt totaling $85,000 due to a director (Note 5).

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

8. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

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9. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2008	2007
Loss before income taxes	$ (558,875)	$ (252,537)
Expected income tax recovery	$ (179,997)	$ (86,166)
Non-deductible expenses	57,147	3,386
Stock based compensation	40,783	-
Unrecognized (recognized) benefits of non-capital losses	21,071	(77,414)
Total income tax recovery	$ (60,996)	$ (160,194)

Details of future income taxes assets are as follows:

	2008	2007
Resource deductions	$ 544,263	$ 440,731
Non-capital losses available for future periods	479,356	447,199
Share issuance costs	16,940	8,940
	1,040,559	896,780
Valuation allowance	(1,040,559)	(896,870)
Net future income tax assets	$ -	$ -

During the year ended August 31, 2008 and 2007, the Company issued 2,360,000 common shares on a flow through basis for gross proceeds of $236,000 which were renounced during fiscal 2008. The flow-through agreement requires the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company's mineral properties. Future income taxes of $60,996 on the exploration expenditures renounced to shareholders were applied against capital stock.

The Company has incurred operating losses for Canadian income tax purpose of approximately $1,443,000 which can be carried forward to reduce taxable income in future years. Unless utilized, these losses will expire through 2026. In addition, the Company has resource deductions of approximately $1,420,000 available to reduce taxable income of future years. Future tax benefits, which may arise as a result of these losses and resource expenditures, have not been recognized in these financial statements and have been offset by a valuation allowance.

10. SEGMENTED INFORMATION

The Company operates in the oil and gas industry. All of the Company's property's are located in Canada.

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11. SUBSEQUENT EVENT

Subsequent to the year ended August 31, 2008:

a) The Company entered into a farm-in agreement with Triaxon Energy Inc. ("Triaxon") whereby Triaxon has agreed to pay 100% of the costs relating to the drilling of a well to earn a 70% interest in the Bakken property.

b) The Company granted 250,000 stock options to a consultant and 153,000 stock options to directors, exercisable at $0.10 for a period of 5 years.

c) The Company announced a non-brokered private placement of up to 833,333 units at a price of $0.09 per unit for gross proceeds of $75,000. Each unit will consist of one common share and on share purchase warrant, exercisable at a price of $0.18 per share for a period of 24 months. The private placement is subject to regulatory approval.

CENTURY ENERGY, LTD.
FORM 51-102f1
MANAGEMENT DISCUSSION AND ANALYSIS
YEAR ENDED AUGUST 31, 2008

The following management's discussion and analysis, prepared as of December 29, 2008, should be read together with the audited consolidated financial statements for the year ended August 31, 2008 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Forward-Looking Statements

Certain of the statements contained in this MD&A including, without limitation, financial and business prospects and financial outlook, reserve and production estimates, drilling and re-completion plans, timing of drilling, re-completion and tie-in of wells, productive capacity of wells and productive capacity of wells and capital expenditures and the timing thereof may be forward-looking statements. Words such as "may", "will", "should", "could", "anticipate", "believe", "expect", "intend", "plan", "potential", "continue" and similar expressions may be used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risk and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual exhaustive results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com). Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, management cannot assure that actual results will be consistent with these forward-looking statements. Investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and the Company assumes no obligation to update or review them to reflect new events or circumstances except as required by applicable securities laws. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Description of Business

The Company is in the business of exploring and developing oil and gas properties and has a net revenue interest in a producing property in Texas. The Company has one subsidiary, Topper Resources USA Inc., which is wholly owned, and was incorporated on June 5, 2002, in the State of Texas USA.

The Company is currently pursuing domestic and international oil and gas exploration opportunities.

Performance Summary

The following is a summary of significant events and transactions that occurred during the year:

The Company participated for a 25% interest in a well drilled south of Edmonton, Alberta close to the Kneller gas field. The well was unsuccessful; however, the Company, with its joint venture partner, Ravenwood Energy of Calgary, retained an interest in the leases. The Company also acquired a 100% interest in certain oil and gas leases in the Bakken oil formation in Southern Saskatchewan. In consideration for the leases, the Company paid cash consideration of $150,000. The vendor retains a 3% royalty interest on the monthly production from wells drilled on the leases.

Selected Annual Information

The following table provides a brief summary of the Company's financial operations. For more detailed information, refer to the Financial Statements.

	Year Ended August 31, 2008	Year Ended August 31, 2007	Year Ended August 31, 2006
Total revenues	$ 1,833	$ 1,107	$ 16,947
Net loss before extraordinary items	497,879	92,343	174,903
Net loss	497,879	92,343	174,903
Basic and diluted loss per share	(0.02)	(0.01)	(0.01)
Total assets	213,836	198,300	37,180
Total long-term liabilities	-	-	-
Cash dividends	-	-	-

The Company earns revenue from a 0.004% net revenue interest in its Hull Dome Property in Liberty County, Texas.

The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

For the year ended August 31, 2008 compared to the year ended August 31, 2007

The Company incurred a loss of $497,879 (2007 - $92,343) during the period. The Company's financial statements include a future income tax recovery of $60,996 (2007 - $160,194) which resulted from renouncing certain deductions for Canadian exploration expenditures incurred on the Company's mineral properties. The loss before taxes was $558,875 (2007 - $252,537).

The Company's loss for 2008 increased from 2007 as the result of both oil and gas activity and administrative costs. Dry hole costs of $112,908 were recorded in 2008 from an unsuccessful well. Consulting fees related to the Company's oil and gas operations also increased to $81,080 in 2008 from $33,935 in 2007. The Company did not participate in any drilling activity in the prior year.

Stock based compensation from the Company's stock option plan increased to $126,627 in 2008 from $16,733 in 2007. In addition, in 2008 the Company incurred $46,087 of implicit interest charges assessed by Canadian taxing authorities related to unexpended flow through funds.

For the three months ended August 31, 2008 compared to the three months ended August 31, 2007

The Company incurred a loss for the three months ended August 31, 2008 of $95,841 compared to net income of 109,001 during the period ended August 31, 2007. The reason for the loss during the period is a result of a reduced future income tax recovery and increased stock based compensation expense. The Company's financial statements include a future income tax recovery of $60,996 for the three months ended August 31, 2008 (2007 - $160,194) which resulted from renouncing certain deductions for Canadian exploration expenditures incurred on the Company's mineral properties. The reason for the reduction is due to the Company renouncing less flow through expenditures and a reduced future income tax rate.

Stock based compensation from the Company's stock option plan increased to $34,235 for the three months ended August 31, 2008 compared to $3,376 for the three months ended August 31, 2007. In addition, the Company recorded $46,087 of implicit interest charges assessed by Canadian taxing authorities related to unexpended flow through funds during the three months ended August 31, 2008, while there were no such penalties recorded in 2007.

Summary of Quarterly Results

	Three Months Ended August 31, 2008	Three Months Ended May 31, 2008	Three Months Ended February 29, 2008	Three Months Ended November 30, 2007
Total assets	$ 63,836	$ 40,429	$ 93,052	$ 316,936
Mineral properties and deferred costs	150,000	-	-	-
Working capital *deficiency)	(77,702)	3,912	45,911	231,371
Shareholders' equity	72,298	3,912	45,911	231,371
Revenues	321	366	658	488
Net income (loss)	(95,841)	(89,883)	(176,360)	(135,795)
Loss per share	(0.00)	(0.00)	(0.01)	(0.01)

	Three Months Ended August 31, 2007	Three Months Ended May 31, 2007	Three Months Ended February 28, 2007	Three Months Ended November 20 2006
Total assets	$198,300	$ 279,270	$ 308,822	$ 8,804
Mineral properties	-	-	-	-
Working capital (deficiency)	155,658	212,602	212,256	(126,845)
Shareholders' equity	155,658	212,602	212,256	(126,845)
Revenues	299	249	498	61
Net income (loss)	109,001	(87,654)	(82,349)	(31,341)
Loss per share	(0.00)	(0.00)	(0.01)	(0.00)

Significant changes in key financial data from 2007 to 2008 can be attributed primarily to the gain on the sale of the Hull Dome property in 2006 which did not recur.

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options. The Company continues to seek capital through various means including the issuance of equity and/or debt.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	August 31, 2008	August 31, 2007
Deficit	$ (6,852,398)	$ (6,354,519)
Working capital (deficiency)	(77,702)	155,658

Liquidity (cont'd...)

Net cash used in operating activities for the year ended August 31, 2008 was $341,863.

Net cash generated from investing activities for the year ended August 31, 2008 was $150,000.

Net cash provided by financing activities for the year ended August 31, 2008 was $348,888.

Capital Resources

On January 10, 2007, the Company issued 3,205,000 flow-through units at a price of $0.10 per unit pursuant to a non-brokered private placement. Each flow-through unit consisted of one flow-through common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of one year at $0.20. Finders' fees included the Company paying $24,050, and issuing 73,000 agents' warrants, each exercisable into one common share of the Company at a price of $0.20 per share for a period of one year.

On March 27,2007, the Company issued 1,400,000 flow-through common units at a price of $0.10 per unit pursuant to a non-brokered private placement. Each flow-through unit consisted of one flow-through common share and on common share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of one year at a price of $0.20. Finders' fees included the Company paying $12,000 and issuing 120,000 agents' warrants, each exercisable into one common share of the Company at a price of $0.20 per share for a period of one year.

On December 18, 2007, the Company completed a non-brokered private placement consisting of 710,000 units at a price of $0.10 per unit for gross proceeds of $71,000. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.20 per share until December 17, 2008. The Company also completed a private placement of 960,000 flow-through common shares at a price of $0.10 per share for gross proceeds of $96,000. The Company paid a total of $9,100 in cash as finders' fees in connection with the offerings.

On July 21, 2008, the Company closed the first tranche of a non-brokered private placement consisting of 1,809,092 units at a price of $0.11 for gross proceeds of $199,000. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.18 per share for a period of 24 months from the date of issuance. The Company paid finders' fees of $12,880. In connection with the private placement, 83,000 finders' warrants were issued, exercisable at a price of $0.18 per share, for a period of two years. The fair value of the finders' warrants being $8,844, was determined using the Black-Scholes option pricing model with a volatility of 96.14%, risk free rate of 3.36%, expected life of two years and a dividend rate of 0%.

During the current year, the Company closed the second tranche of a non-brokered private placement consisting of 276,190 units at a price of $0.11 per unit for gross proceeds of $30,381. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one share of the Company at a price of $0.18 for a period of 24 months from the date of issuance. In connection with the private placement, the Company paid cash of $6,076 and issued 28,190 warrants as finders' fees. The warrants are exercisable at a price of $0.18 per share, for a period of two years. The fair value of the finders' warrants, being $2,421, as determined using the Black-Scholes option pricing model with a volatility of 95.79%, risk free rate of 3.11%, expected life of two years and a dividend rate of 0%.

The Company's main source of liquidity is access to equity capital markets. The Company will require continued additional funding in order to execute on its business strategy. The Company anticipates that public capital markets will serve as the principal source of capital to finance its future oil and gas activities and/or significant property purchases. Changes in the capital markets, including a decline in the prices of natural gas and oil, could materially and adversely impact on the Company's ability to complete further equity financings, with the result that the Company may be forced to scale back its operational activities.

The Company expects to rely upon equity subscriptions to satisfy its capital requirements, including capital to finance its major exploration activities. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors.

Subsequent to year end the Company announced a non-brokered private placements for gross proceeds of $75,000.

Related Party Transactions

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $30,000 (2007 - $30,000) to a company controlled by Jimmy McCarroll, a director and officer of the Company.

b) Paid or accrued legal fees of $56,942 (2007 - $48,066) to a law firm in which Cory Kent, a director of the Company, is an employee of the firm.

c) Included in accounts payable as at August 31, 2008 is $6,330 (2007 - $Nil) due to a Company controlled by Jimmy McCarroll, a director of the Company and M. Jane Costello, an officer of the Company. The amounts are non-interest bearing, unsecured and have no fixed terms of repayment.

d) During the year ended August 31, 2007, issued 850,000 common shares to settle debt totaling $85,000 due to Jimmy McCarroll, a director and officer of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

Changes in Accounting Policies

Commencing September 1, 2007, the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") for accounting for comprehensive income (CICA Handbook Section 1530), and for the classification, recognition and measurement of financial instruments (CICA Handbook Section 3855) apply to the Company – see note 2 to the audited financial statements of the Company for the year ended August 31, 2008. The concept of comprehensive income is to include unrealized changes in the values of financial instruments in shareholders' equity under the heading "Accumulated other comprehensive income". As a result of these recommendations, there was no effect on the Company's deficit position as at September 1, 2007.

New Accounting Pronouncements

Effective for fiscal periods commencing September 1, 2008, the Company will adopt new CICA standards relating to capital disclosures and financial instruments disclosure and presentation, and, effective September 1, 2009, a standard relating to goodwill and intangible assets. The Company is currently assessing the impact of these new accounting standards on its financial statements.

Capital Disclosures (Section 1535) - this standard establishes standards for the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements and (iv) if it has not complied, the consequences of such non-compliance.

Financial Instruments – Disclosures (Section 3862) and Financial Instruments – Presentation (Section 3863) - these two standards replace the current standard "Financial Instruments – Disclosure and Presentation" (Section 3861), revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new Sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Goodwill and Intangible Assets (Section 3064) - this new standard replaces the current standard for goodwill and intangible assets, Section 3062, and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred.

Financial Instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Share Capital

The total number of shares outstanding as at August 31, 2008 and December 29, 2008 is 24,762,395 which is an increase of 3,755,314 from August 31, 2007 due to the issuance of 3,755,314 units pursuant to the completion of private placements. As of December 29, 2008, there were 2,473,711 options and 2,192,472 warrants outstanding. Assuming all options are exercised before they expire, whereby 649,284 expire December 22, 2009, 1,035,427 expire July 23, 2012, 386,000 expire June 12, 2013 and 403,000 expire September 30, 2013, the Company would receive gross proceeds of $324,585. Should all warrants be exercised before the expire, whereby 1,892,092 warrants expire July 17, 2010 and 304,380 expire August 11, 2010, the Company would receive additional proceeds of $395,365.

Additional Information

Additional information pertaining to the Company is available on the SEDAR website at www.sedar.com.

-34757

CENTURY ENERGY LTD
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 U.S.A.
Ph. (713) 658-0161 * Fax (713) 222-7158

December 12, 2008

For Immediate Release
TSX Venture: CEY

CENTURY COMPLETES DRILLIING, ANNOUCES PRIVATE PLACEMENT

Century Energy Ltd. ("Century" or the "Company"), in conjunction with its Joint Venture Partner TriAxon Resources Ltd. ("TriAxon") of Calgary, announces drilling has been completed on their first Bakken well in southeast Saskatchewan. The well finished drilling with a horizontal section of approximately 4495 feet (1370 meters). It is scheduled to be multi-stage fracture stimulated and tested within two weeks.

In addition, Century would like to announce a non-brokered private placement of up to 833,333 units ("Units") at a price of $0.09 per Unit for gross proceeds of up to $75,000 (the "Offering"). Each Unit will consist of one common share of the Company (a "Share") and one share purchase warrant (a "Warrant"). Each Warrant will entitle the holder to acquire one Share of the Company at a price of $0.18 per Share for a period of 24 months from the date of issuance, provided however, that if, on or after the day which is four months plus one day after the date of issuance of the Units, the weighted average trading price of the Company's Shares on the TSX Venture Exchange exceeds $0.25 per Share over a period of 30 consecutive days, at the Company's election, the 24 month period within which the Warrants are exercisable will be reduced and the holders of the Warrants will only be entitled to exercise their Warrants for a period (the "Accelerated Exercise Period") of 30 days commencing on the day following the date the Company issues a news release announcing the Accelerated Exercise Period. The company will also issue shares priced at $0.10 to settle debts payable to Mr. Jimmy McCarroll ($4,189), and Mr. Charles Wheeler ($4,062).

A finder's fee in the maximum amount allowable by the TSX Venture Exchange may be payable in respect to the Offering. The private placement is subject to regulatory approval.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Century Energy Ltd.

Century Energy Ltd. is a junior oil and gas exploration company actively pursuing resource opportunities in North America.

FOR FURTHER INFORMATION:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. Only): (877) 243-4153
www.centuryenergyltd.com

Maria Da Silva
MarketSmart Communications Inc.
Telephone: (604) 261-4466
Toll Free: (877) 261-4466
www.marketsmart.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. In addition, this release is not for distribution to U.S. Newswire Services or for dissemination in the United States.

CENTURY ENERGY LTD.
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 U.S.A.

Ph. (713) 658-0161 * Fax (713) 222-7158

Century Energy Announces Bakken Drilling in Saskatchewan

November 17, 2008

For Immediate Release
TSX Venture: CEY

Century Energy Ltd. ("Century" or the "Company") in conjunction with its Joint Venture Partner, TriAxon Resources Ltd. ("TriAxon") of Calgary, Alberta announces the spudding of their first well in their Bakken drilling program in Southeast Saskatchewan. The well is adjacent to the Roncott Bakken oil pool, and should be completed by early December. After the well is drilled and completed, TriAxon will earn a 70% interest in Century's Roncott Leases (1140 acres). Century will retain a 30% interest in the Leases.

In addition Century and TriAxon would like to announce a winning bid for the southern half (320 acres) of Section 27 in the October 6th Land Sale in Saskatchewan. The acreage appears perspective, and the northern half of Section 27 is currently held by Century. The ownership in the new leases will be 85% TriAxon and 15% Century. With a successful well, Century is projecting an eight well drilling program in the next 18 months.

About Century Energy Ltd.

Century Energy Ltd. is an oil and gas exploration company pursuing opportunities in Canada and the United States.

FOR FURTHER INFORMATION:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. Only): (877) 243-4153

-34757

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, ***Jane Costello, CFO of Century Energy Ltd.***, certify the following:

1. ***Review:*** I have reviewed the annual financial statements and annual MD&A, (together the annual filings) of ***Century Energy Ltd.*** (the issuer) for the financial year ended ***August 31, 2008.***

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: **December 29, 2008**

"M. Jane Costello"
Jane Costello
CFO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

-34757

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, ***Jimmy McCarroll, President of Century Energy Ltd.***, certify the following:

1. *Review:* I have reviewed the annual financial statements and annual MD&A, (together the annual filings) of ***Century Energy Ltd.*** (the issuer) for the financial year ended ***August 31, 2008.***

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: **December 29, 2008**

"Jimmy McCarroll"
Jimmy McCarroll
President (certifying in the capacity of Chief Executive Officer)

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

END